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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number 0-20678

                          NOTIFICATION OF LATE FILING

        (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  February 28, 1997
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[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                         ----------------------

                        PART I.  REGISTRANT INFORMATION

Full Name of registrant    Physicians Clinical Laboratory, Inc.
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Former name if applicable  N/A
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Address of principal executive office (Street and number)

3301 C Street, Suite 100E
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City, State and Zip Code  Sacramento, California 95816
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                       PART II.  RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The registrant, whose fiscal year ended February 28, 1997, is not able to file its annual report on Form 10-K within the prescribed time period because the registrant has been unable to timely finalize financial statements relating to such period.

                          PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

    Richard M. Brooks                 (916)                  325-2024
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         (Name)                    (Area Code)          (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         See Exhibit A, attached hereto         [ ] Yes  [X] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         See Exhibit A, attached hereto         [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Physicians Clinical Laboratory, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 28, 1997                 By: /s/ RICHARD M. BROOKS
                                            -----------------------------------
                                            Richard M. Brooks
                                            Senior Vice President
                                            Chief Financial Officer



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                                   EXHIBIT A

PART IV - OTHER INFORMATION

(3) The registrant, which, along with four of its subsidiaries, Quantum Clinical Laboratories, Inc., Regional Reference Laboratory Governing Corporation, Diagnostic Laboratories, Inc. and California Regional Reference Laboratory (collectively with the registrant, the "Debtors"), are debtors in possession in Case Number SV96-23185-GM (Joint Administered) (the "Bankruptcy Cases") in the United States Bankruptcy Court for the Central District of California, San Fernando Valley Division (the "Bankruptcy Court"). The Debtors
will report losses for fiscal year ended February 28, 1997.   The precise
amount of such losses has not been determined at this time. Based upon preliminary unaudited estimates, however, such losses will be approximately $98.7 million. The registrant's operating results were adversely affected by, among other factors, downward pressure on reimbursement revenues, billing system/process challenges, accounts receivable collection problems and effects and changes in the health care industry. Based upon preliminary unaudited estimates, the registrant expects to report a net loss of approximately $10.7 million for the fiscal quarter ended August 31, 1996, and a net loss of approximately $8.0 million for the fiscal quarter ended November 30, 1996. The registrant reported a net loss of $79.2 million for the fiscal year ended February 29, 1996. As previously disclosed in the registrant's Current Report on Form 8-K filed on October 21, 1996, the registrant expects to file its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1996 as promptly as possible. As previously disclosed in the registrant's Current Report on Form 8-K filed on January 21, 1997, the registrant expects to file its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1996 as promptly as possible. The registrant also expects to file its Current Report on Form 8-K regarding the Bankruptcy Court's April 23, 1997 confirmation the Debtors' plan of reorganization as promptly as possible.






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